UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Munsingwear, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    62632020
             -------------------------------------------------------
                                 (CUSIP Number)


                              Francisco A. Lorenzo
                                 333 Clay Street
                                   Suite 4040
                                Houston, TX 77002
                                 (713) 658-9594
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 15, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.


         Check the following box if a fee is being paid with the statement |X|.


                                                           SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 62632020                                                                                            Page 2 of 18 Pages
          --------
---------------------------------------------------------------------------------------------------------------------------------

------ --------------------------------------------------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Francisco A. Lorenzo
                                                      (Intentionally Omitted)
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |_|
                                                                                                                        (b) |_|
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           United States
------ --------------------------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER

   SHARES           ------ ------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER

  OWNED BY                                                114,700 shares
                    ------ ------------------------------------------------------------------------------------------------------
    EACH            ------ ------------------------------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------ ------------------------------------------------------------------------------------------------------
   PERSON           ------ ------------------------------------------------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
    WITH
                                                          114,700 shares
                    ------ ------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          114,700 shares
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               5.66%
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

                                                                IN
------ --------------------------------------------------------------------------------------------------------------------------



                                                           SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 62632020                                                                                            Page 3 of 18 Pages
          --------
---------------------------------------------------------------------------------------------------------------------------------

------ --------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Savoy Partners, Inc.
                                                      (Intentionally Omitted)
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |_|
                                                                                                                        (b) |_|
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                                                WC
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             Delaware
------ --------------------------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER

   SHARES           ------ ------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER

  OWNED BY                                                 52,500 shares
                    ------ ------------------------------------------------------------------------------------------------------
    EACH            ------ ------------------------------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------ ------------------------------------------------------------------------------------------------------
   PERSON           ------ ------------------------------------------------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
    WITH
                                                           52,500 shares
                    ------ ------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           52,500 shares
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               2.59%
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

                                                                CO
------ --------------------------------------------------------------------------------------------------------------------------



                                                           SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 62632020                                                                                            Page 4 of 18 Pages
          --------
---------------------------------------------------------------------------------------------------------------------------------

------ --------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Jet Capital Corporation
                                                      (Intentionally Omitted)
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |_|
                                                                                                                        (b) |_|
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                                                WC
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             Delaware
------ --------------------------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER

   SHARES           ------ ------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER

  OWNED BY                                                 42,200 shares
                    ------ ------------------------------------------------------------------------------------------------------
    EACH            ------ ------------------------------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------ ------------------------------------------------------------------------------------------------------
   PERSON           ------ ------------------------------------------------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
    WITH
                                                           42,200 shares
                    ------ ------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           42,200 shares
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               2.08%
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

                                                                CO
------ --------------------------------------------------------------------------------------------------------------------------



                                                           SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 62632020                                                                                            Page 5 of 18 Pages
          --------
---------------------------------------------------------------------------------------------------------------------------------

------ --------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     Trust for Benefit of Nicole Patricia Lorenzo - 1992 Trust
                                                      (Intentionally Omitted)
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |_|
                                                                                                                        (b) |_|
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                                                OO
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           United States
------ --------------------------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER

   SHARES           ------ ------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER

  OWNED BY                                                 5,000 shares
                    ------ ------------------------------------------------------------------------------------------------------
    EACH            ------ ------------------------------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------ ------------------------------------------------------------------------------------------------------
   PERSON           ------ ------------------------------------------------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
    WITH
                                                           5,000 shares
                    ------ ------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           5,000 shares
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               0.25%
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

                                                                OO
------ --------------------------------------------------------------------------------------------------------------------------



                                                           SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 62632020                                                                                            Page 6 of 18 Pages
          --------
---------------------------------------------------------------------------------------------------------------------------------

------ --------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    Francisco A. Lorenzo, As Custodian for Mercedes Ana Lorenzo
                                                      (Intentionally Omitted)
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |_|
                                                                                                                        (b) |_|
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                                                OO
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           United States
------ --------------------------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER

   SHARES           ------ ------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER

  OWNED BY                                                 5,000 shares
                    ------ ------------------------------------------------------------------------------------------------------
    EACH            ------ ------------------------------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------ ------------------------------------------------------------------------------------------------------
   PERSON           ------ ------------------------------------------------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
    WITH
                                                           5,000 shares
                    ------ ------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           5,000 shares
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               0.25%
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

                                                                IN
------ --------------------------------------------------------------------------------------------------------------------------



                                                           SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 62632020                                                                                            Page 7 of 18 Pages
          --------
---------------------------------------------------------------------------------------------------------------------------------

------ --------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Francisco A. Lorenzo, As Custodian for Carolina Grace Lorenzo
                                                      (Intentionally Omitted)
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |_|
                                                                                                                        (b) |_|
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                                                OO
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           United States
------ --------------------------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER

   SHARES           ------ ------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER

  OWNED BY                                                 5,000 shares
                    ------ ------------------------------------------------------------------------------------------------------
    EACH            ------ ------------------------------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------ ------------------------------------------------------------------------------------------------------
   PERSON           ------ ------------------------------------------------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
    WITH
                                                           5,000 shares
                    ------ ------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           5,000 shares
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               0.25%
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

                                                                IN
------ --------------------------------------------------------------------------------------------------------------------------



                                                           SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 62632020                                                                                            Page 8 of 18 Pages
          --------
---------------------------------------------------------------------------------------------------------------------------------

------ --------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Francisco A. Lorenzo, As Custodian for Timon Francis Lorenzo
                                                      (Intentionally Omitted)
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |_|
                                                                                                                        (b) |_|
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                                                OO
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           United States
------ --------------------------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER

   SHARES           ------ ------------------------------------------------------------------------------------------------------
                    ------ ------------------------------------------------------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER

  OWNED BY                                                 5,000 shares
                    ------ ------------------------------------------------------------------------------------------------------
    EACH            ------ ------------------------------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
  REPORTING
                    ------ ------------------------------------------------------------------------------------------------------
   PERSON           ------ ------------------------------------------------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
    WITH
                                                           5,000 shares
                    ------ ------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           5,000 shares
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               |_|

------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                              0.25%
------ --------------------------------------------------------------------------------------------------------------------------
------ --------------------------------------------------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

                                                                IN
------ --------------------------------------------------------------------------------------------------------------------------


                                                             Page 9 of 18 Pages

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Munsingwear, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 8000 West 78th Street, Suite 400, Minneapolis, Minnesota 55439.

Item 2.  Identity and Background

         This statement is being filed by: Francisco A. Lorenzo; Savoy Partners, Inc.; Jet Capital Corporation; Trust for Benefit of Nicole Patricia Lorenzo - 1992 Trust; Francisco A. Lorenzo, as Custodian for Mercedes Ana Lorenzo; Francisco A. Lorenzo, as Custodian for Carolina Grace Lorenzo; and Francisco A. Lorenzo, as Custodian for Timon Francis Lorenzo (collectively, the "Reporting Persons").

         The principal occupation of Francisco A. Lorenzo is Chairman of the Board of Savoy Capital, Inc., a private investment banking company, whose address is 333 Clay Street, Suite 4040, Houston, Texas, 77002. Savoy Partners, Inc. and Jet Capital Corporation are private investment companies controlled by Mr. Lorenzo.

         Annexed hereto and incorporated herein by reference are Schedule A, which sets forth the addresses and citizenship or state or incorporation of each of the Reporting Persons, and Schedule B, which sets forth certain information required by Item 2 of Schedule 13D with respect to the directors and officers of Savoy Partners, Inc. and Jet Capital Corporation and with respect to the trustees of the Trust for Benefit of Nicole Patricia Lorenzo - 1992 Trust.

         During the last five years, none of the Reporting Persons, nor (to the knowledge of the Reporting Persons) any of the other persons referred to on Schedule B, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information filed by any other Reporting Person.

         The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities and Exchange Act of 1934 (the "Act").

Item 3.  Source and Amount of Funds

         The source and amount of funds (excluding commissions) used by the Reporting Persons to purchase the shares of Common Stock reported in Item 5 below were as follows:



Name                                       Source of Funds         Amount
----                                       ---------------         ------
Savoy Partners, Inc.                       Working Capital        $401,300

Jet Capital Corporation                    Working Capital        $335,000


                                                             Page 10 of 18 Pages



Name                                       Source of Funds         Amount
----                                       ---------------         ------
Trust for Benefit of Nicole Patricia       Trust Funds             $40,600
Lorenzo - 1992 Trust

Francisco A. Lorenzo, As Custodian         Custodial Funds         $39,400
for Mercedes Ana Lorenzo

Francisco A. Lorenzo, As Custodian         Custodial Funds         $39,500
for Carolina Grace Lorenzo

Francisco A. Lorenzo, As Custodian         Custodial Funds         $40,200
for Timon Francis Lorenzo



Item 4.  Purpose of Transaction

         The Reporting Persons purchased the shares of Common Stock referred to above for investment. Depending upon the availability of additional shares of Common Stock at prices and on other terms that would make the purchase of such shares desirable and upon other relevant factors, including those referred to in this Item 4, the Reporting Persons may acquire additional shares of Common Stock through open market or private transactions, including direct purchases from the Issuer.

         The Reporting Persons have considered various means by which the value of the Common Stock could be enhanced, and have had preliminary discussions with the management of the Issuer and with certain significant shareholders regarding such matters and intend to seek such further discussions as the Reporting Persons deem appropriate. Any determination by the Reporting Persons regarding any such matters will depend on the results of such discussions and the Reporting Persons' evaluation of other relevant factors, including those referred to in this Item 4.

         The Reporting Persons have determined to seek representation on the Board of Directors of the Issuer and intend to pursue that objective in meetings with the management of the Issuer or significant shareholders, as the Reporting Persons deem appropriate.

         Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

                                                             Page 11 of 18 Pages

         Notwithstanding anything contained herein, each of the Reporting Persons intends to review on a continuing basis its interest in the Issuer and reserves the right, depending on its evaluation of relevant factors, including without limitation, the Issuer's financial condition, results of operations, business and prospects, other developments concerning the Issuer, current and anticipated future trading prices of the Common Stock, other opportunities available to such Reporting Person, conditions in the securities markets and general economic and industry conditions and other business or legal considerations applicable to the Issuer or such Reporting Person, to purchase additional shares of Common Stock or to dispose of all or a portion of its holdings of Common Stock, or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Company

         (a) and (b) The aggregate number of shares and percentage of the outstanding shares of Common Stock (based on the number of shares reported by the Issuer to be outstanding at October 7, 1995) owned by each of the Reporting Persons is as follows:



Name                                       Number of Shares          Percentage
----                                       ----------------          ----------
Savoy Partners, Inc.                        52,500 shares(1)          2.59%(1)

Jet Capital Corporation                     42,200 shares(1)          2.08%(1)

Trust for Benefit of Nicole Patricia         5,000 shares(1)          0.25%(1)
Lorenzo - 1992 Trust

Francisco A. Lorenzo, As Custodian for       5,000 shares             0.25%
Mercedes Ana Lorenzo

Francisco A. Lorenzo, As Custodian for       5,000 shares             0.25%
Carolina Grace Lorenzo

Francisco A. Lorenzo, As Custodian for       5,000 shares             0.25%
Timon Francis Lorenzo


(1) Francisco A. Lorenzo shares voting and dispositive power with respect to the shares of Common Stock owned by Savoy Partners, Inc., Jet Capital Corporation and the Trust for Benefit of Nicole Patricia Lorenzo - 1992 Trust. Accordingly, Mr. Lorenzo may be deemed to be the beneficial owner of all of the 114,700 shares owned by the Reporting Persons, representing 5.66% of the outstanding shares of Common Stock. Schedule B annexed hereto and incorporated herein by reference sets forth certain information as to the person with whom Mr. Lorenzo shares voting or dispositive power with respect to shares of Common Stock owned by the Trust for Benefit of Nicole Patricia Lorenzo - 1992 Trust.

         Except as set forth above, neither any Reporting Person nor (to the knowledge of the Reporting Persons) any person referred to on Schedule B beneficially owns any shares of Common Stock.

                                                             Page 12 of 18 Pages

         (c) Certain information concerning the transactions in the Common Stock effected during the past 60 days by the Reporting Persons is as follows:


        Name                   Date        Number of Shares       Purchase or Sale       Price per Share
        ----                   ----        ----------------       ----------------       ---------------
Savoy Partners, Inc.         12/22/95             200                 Purchase                6.375
                             01/15/96           1,800                 Purchase                7.375
                             01/16/96             200                 Purchase                7.250
                             01/17/96             300                 Purchase                7.500
                             01/22/96          11,500                 Purchase                7.500

Jet Capital Corporation      01/04/96           2,400                 Purchase                6.625
                             01/05/96             100                 Purchase                6.625
                             01/10/96           4,500                 Purchase                7.125


All of such transactions were effected on the New York Stock Exchange.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as may be elsewhere described in this statement on Schedule 13D, none of the Reporting Persons, nor (to the knowledge of the Reporting Persons) any person referred to on Schedule B, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits


              Exhibit Number                           Title
              --------------                           -----
                    1                          Joint Filing Agreement


                                                             Page 13 of 18 Pages



                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.


Dated:  January 24, 1996



    /s/ Francisco A. Lorenzo
------------------------------------
        Francisco A. Lorenzo



SAVOY PARTNERS, INC.



By  /s/ Francisco A. Lorenzo
  ----------------------------------
        Francisco A. Lorenzo
        President



JET CAPITAL CORPORATION



By  /s/ Francisco A. Lorenzo
  ----------------------------------
        Francisco A. Lorenzo
        President



TRUST FOR BENEFIT OF
NICOLE PATRICIA LORENZO - 1992 TRUST



By  /s/ Francisco A. Lorenzo
  ----------------------------------
        Francisco A. Lorenzo
        Trustee

                                                             Page 14 of 18 Pages

FRANCISCO A. LORENZO, AS CUSTODIAN
FOR MERCEDES ANA LORENZO



    /s/ Francisco A. Lorenzo
------------------------------------
        Francisco A. Lorenzo



FRANCISCO A. LORENZO, AS CUSTODIAN
FOR CAROLINA GRACE LORENZO



    /s/ Francisco A. Lorenzo
------------------------------------
        Francisco A. Lorenzo



FRANCISCO A. LORENZO, AS CUSTODIAN
FOR TIMON FRANCIS LORENZO



    /s/ Francisco A. Lorenzo
------------------------------------
        Francisco A. Lorenzo

                                                             Page 15 of 18 Pages


                                   SCHEDULE A


                               Certain Information
                           Regarding Reporting Persons
                           ---------------------------



                                                                    Citizenship
                                                                         or
Name and Address                                               State of Incorporation
----------------                                               ----------------------
Francisco A. Lorenzo                                               United States
333 Clay Street
Houston, TX  77002

Savoy Partners, Inc.                                                Delaware
333 Clay Street
Houston, TX  77002

Jet Capital Corporation                                             Delaware
333 Clay Street
Houston, TX  77002

Trust for Benefit of Nicole Patricia Lorenzo - 1992 Trust          United States
c/o Savoy Capital, Inc.
333 Clay Street
Houston, TX  77002

Francisco A. Lorenzo, As Custodian for Mercedes Ana Lorenzo        United States
c/o Savoy Capital, Inc.
333 Clay Street
Houston, TX  77002

Francisco A. Lorenzo, As Custodian for Carolina Grace Lorenzo      United States
c/o Savoy Capital, Inc.
333 Clay Street
Houston, TX  77002

Francisco A. Lorenzo, As Custodian for Timon Francis Lorenzo       United States
c/o Savoy Capital, Inc.
333 Clay Street
Houston, TX  77002


                                                             Page 16 of 18 Pages


                                   SCHEDULE B


                         Certain Information Regarding:


A.  Directors and Officers of Savoy Partners, Inc. and Jet Capital Corporation
    --------------------------------------------------------------------------

         Gregory D. Aretakis is Vice President and director of each of Savoy Partners, Inc. and Jet Capital Corporation. Mr. Aretakis, whose principal occupation is Managing Director of Savoy Capital, Inc., is a U.S. citizen, and his address is 333 Clay Street, Houston, Texas 77002.

         William E. Johnson is a director of Savoy Partners, Inc. Mr. Johnson, whose principal occupation is private investor, is a U.S. citizen, and his address is P.O. Box 1285, Aspen, Colorado 81611.

         Mildred Jones is Secretary and Treasurer of each of Savoy Partners, Inc. and Jet Capital Corporation. Ms. Jones, whose principal occupation is Vice President of Savoy Capital, Inc., is a U.S. citizen, and her address is 333 Clay Street, Houston, Texas 77002.

         Francisco A. Lorenzo is President and Managing Partner of Savoy Partners, Inc., and is President of Jet Capital Corporation.


B.  Trustees of Trust for Benefit of Nicole Patricia Lorenzo - 1992 Trust
    ---------------------------------------------------------------------

         Francisco A. Lorenzo and his wife, Sharon N. Lorenzo, are co-trustees of the Trust for Benefit of Nicole Patricia Lorenzo - 1992 Trust. Ms. Lorenzo is a U.S. citizen, and her address is c/o Savoy Capital, Inc., 333 Clay Street, Houston, Texas 77002.

                                                             Page 17 of 18 Pages


                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT


         Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit 1, and all amendments thereto, may be filed on behalf of each such person.


Dated:  January 24, 1996



    /s/ Francisco A. Lorenzo
------------------------------------
        Francisco A. Lorenzo



SAVOY PARTNERS, INC.



By  /s/ Francisco A. Lorenzo
  ----------------------------------
        Francisco A. Lorenzo
        President



JET CAPITAL CORPORATION



By  /s/ Francisco A. Lorenzo
  ----------------------------------
        Francisco A. Lorenzo
        President



TRUST FOR BENEFIT OF
NICOLE PATRICIA LORENZO - 1992 TRUST



By  /s/ Francisco A. Lorenzo
  ----------------------------------
        Francisco A. Lorenzo
        Trustee

                                                             Page 18 of 18 Pages

FRANCISCO A. LORENZO, AS CUSTODIAN
FOR MERCEDES ANA LORENZO



    /s/ Francisco A. Lorenzo
------------------------------------
        Francisco A. Lorenzo



FRANCISCO A. LORENZO, AS CUSTODIAN
FOR CAROLINA GRACE LORENZO



    /s/ Francisco A. Lorenzo
------------------------------------
        Francisco A. Lorenzo



FRANCISCO A. LORENZO, AS CUSTODIAN
FOR TIMON FRANCIS LORENZO



    /s/ Francisco A. Lorenzo
------------------------------------
        Francisco A. Lorenzo